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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE 13D/A

UNDER SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

IGI, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

449575109

(CUSIP Number)

Frank Gerardi
c/o Univest Mgt. Inc. EPSP
149 West Village Way
Jupiter, FL 33458
Telephone: (561) 748-7230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

November 11, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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CUSIP No. 449575 10 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frank Gerardi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (1) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NNUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,159,162
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,159,162
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,159,162 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (1) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.56%
14	TYPE OF REPORTING PERSON (1) IN

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Item 1. Security and Issuer

This Statement amends and supplements the Statement on Schedule 13D, filed by Frank Gerardi with respect to the common stock, par value $.01 per share ("Common Stock"), of IGI, Inc. (the "Company").

Item 3 is hereby amended by striking out the present language thereof and inserting in lieu thereof the following new language:

Item 3. Source and Amount of Funds or Other Consideration

      Mr. Gerardi purchased 166,462 shares of Common Stock of the Company, which includes 72,016 options to purchase Common Stock, in separate transactions from 2003 to 2005. This amount includes 3,446 shares of Common Stock which he received as a non-employee director of the Company. The Common Stock was purchased for prices ranging from a low of $0.53 to a high of $1.05 per share. Mr. Gerardi used funds on hand to acquire said shares of Common Stock.

Item 4 is hereby amended by striking out the present language thereof and inserting in lieu thereof the following new language:

Item 4. Purpose of Transaction

      (a)-(j) Mr. Gerardi previously stated that he intended to seek to influence or control the management of the Company. He has since become the Chairman and Chief Executive Officer of the Company. Depending on various factors, including, without limitation, the price levels of the shares of Common Stock of the Company, Mr. Gerardi may from time to time purchase additional shares of Common Stock in the open market or otherwise and increase his percentage ownership of the Common Stock up to fifteen percent. Mr. Gerardi may also change his intention with respect to any or all of the matters referred to herein.

Item 5(a) is hereby amended by striking out the present language thereof and inserting in lieu thereof the following new language:

Item 5. Interest in Securities of the Issuer

(a) Mr. Gerardi beneficially owns 967,146 shares of Common Stock, and 192,016 options to purchase Common Stock, together constituting approximately 9.56% of the shares of Common Stock outstanding.

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SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2005	By: /s/Frank Gerardi

Name: Frank Gerardi

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